Contact

www.linkedin.com/in/markhansard
(LinkedIn)
influenceboard.com/ (Other)
www.nttglobal.net/ (Company)

Top Skills

Network Security

Telecommunications

Managed Services

Mark Hansard

NTT Global Networks Executive
Denver Metropolitan Area

Summary

25+ Years Experience, Telecommunications and Internet Services -
network management, operational and business systems life-cycle
development, information technology, and enterprise security best
practices.

Specialties: IT and Internet Services Consulting

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Experience

NTT Global Networks
VP, Systems and Security Engineering
March 2000 - Present (23 years 4 months)
Greater Denver Area

All things IT from Start-up stage to today's growth focused managed services
business

Sprint
14 years 6 months

Dir. Network Security
August 1997 - March 2000 (2 years 8 months)

Established and managed the enterprise-wide security architecture for Sprint's
local, long distance and PCS networks and systems environments

Group Manager, Internet Services
March 1994 - August 1997 (3 years 6 months)

Managed the Advanced Internet Services teams for Systems and Network
Management, Managed Network Services OSS for Performance Management
and Customer Support, and created the SprintLink Internet Security operations
center.

Manager, Network Services
October 1985 - March 1994 (8 years 6 months)

Various positions relating to Systems Automation Design for Network Provisioning, Operations Support, and Advanced Network Management and Monitoring...

GTE
Telecommunications Consultant
July 1978 - October 1985 (7 years 4 months)

Equipment Installation, Test and Turn-up, Operations Support Specialist

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Education

Florida State University - College of Business
BS MIS Business, Computer Science, Economics · (1980 - 1984)

How to Get a meeting with me... guaranteed!
Let's not forget to be charitable!!!